UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibits 1 and 2, and incorporated by reference herein, are the Registrant’s press releases dated October 16, 2009 and October 19, 2009, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Jing Yuqing
Name:	Jing Yuqing
Title:	Secretary

Dated: October 19, 2009

Exhibit No.	Description
1.	Press release dated October 16, 2009.
2.	Press release dated October 19, 2009.

Exhibit 1

Jinpan International Named to Forbes List of

Asia’s Best Companies for the Third Consecutive Year

Englewood Cliffs, N.J., October 16, 2009 – Jinpan International Ltd. (Nasdaq: JST),a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment in China, today announced that the Company was named to the Forbes List of ‘Asia’s Best 200 Under A Billion’ for the third year in a row.

Companies with less than $1 billion in sales are vetted for consistent growth of both sales and profits over a three year period. Jinpan was one of 78 companies from the China/Hong Kong subset to make this prestigious list.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “We are very excited to be named to the Forbes List of Asia’s 200 ‘Best Under a Billion’ for the third consecutive year. This list recognizes compelling companies with consistent sales and profit growth. Our continued inclusion in this list is a result of the hard work and dedication of our employees, partners and customers who have made this recognition possible.”

Additional information about the company’s ranking can be found on www.forbes.com.

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

(201) 227-0680

At ICR, Inc.:

In China:

Yuening Jiang

+86 10 6599 7965

In U.S.

Brian M. Prenoveau, CFA

(203) 682-8200

Exhibit 2

Jinpan International Announces Opening of New U.S. Facility

Englewood Cliffs, N.J., October 19, 2009 – Jinpan International Ltd. (Nasdaq: JST),a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment in China, today announced the opening of a new, Carlstadt, New Jersey-based office and warehouse facility.

The state-of-the-art 20,000 sq-ft building will provide enough office space for Jinpan’s U.S. sales and administrative functions with room to expand as well as moderate production capability associated with assembly, testing and warehousing.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “As Jinpan continues its growth in the U.S. and other international markets, we are excited to have this new facility at our disposal with its simple assembly and testing capabilities which we believe will allow Jinpan to better serve its U.S.-based customers. Also, with a limited product showroom, customers can now see, first hand, Jinpan’s high quality cast-resin transformers. We look forward to using this new office and warehouse facility as a step in increasing our international visibility and delivering continued growth in our business.”

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

(201) 227-0680

At ICR, Inc.:

In China:

Yuening Jiang

+86 10 6599 7965

In U.S.

Brian M. Prenoveau, CFA

(203) 682-8200